

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Gary R. Garrabrant
Chairman and Chief Executive Officer
Jaguar Global Growth Corporation I
3225 Franklin Avenue, Suite 309
Miami, FL 33133

> **Re: Jaguar Global Growth Corporation I**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 1, 2021**
> **CIK No. 0001857518**

Dear Mr. Garrabrant:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to the Draft Registration Statement on Form S-1

Summary, page 1

1. We note your statement on page 11 that "Jaguar, Hennessy Capital and our management team are continuously made aware of potential business opportunities. . . ." Please also disclose that your amended and restated memorandum and articles of association waived the corporate opportunities doctrine and address this potential conflict of interest. Please include any appropriate risk factor disclosure.

2.   We refer to the statement on page 27 that "Except as described below with respect to the payment of taxes, our amended and restated memorandum and articles of association . . . will provide that the proceeds from this offering and the sale of the private placement warrants held in the trust account will not be released from the trust account . . . ." Please revise or confirm that your amended Articles contain this provision regarding non-release of trust account funds except for payment of taxes.

    You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joy Gallup